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Exhibit (a)(viii)

Northwest Airlines Corporation
Stock Option Exchange Program:
Frequently Asked Questions

December 13, 2002

        These frequently asked questions are intended to provide only a general summary of the Stock Option Exchange Program and are subject to the Tender Offer document, which governs and describes the program and is available to you online at
http://www.nwapeople.nwa.com/Human_Resources/Misc/rdr_Option_Exchange.htm.

How the Stock Option Exchange Program Works

Q1.
What is the Stock Option Exchange Program?

A1.
Our Stock Option Exchange Program, which we also call the Offer, is a voluntary program permitting officers of Northwest Airlines, Inc. (Northwest) who are optionholders to surrender their Eligible Options in exchange for a Replacement Option and permitting active non-officer management employees of Northwest who are optionholders to surrender their Eligible Options in exchange for Phantom Stock Units. For every two shares subject to option surrendered by an officer, one share subject to option will be granted. For every three shares subject to option surrendered by a non-officer management employee, one phantom stock unit will be granted. Fractional amounts will be rounded up. The Replacement Awards will be granted between January 15, 2003 and February 14, 2003, on a date determined by the Compensation Committee of our Board of Directors (or a subcommittee thereof), or a later date if the offer is extended (Replacement Award Grant Date).

Q2.
When will I receive my Replacement Award?

A2.
You will receive your Replacement Award on the Replacement Award Grant Date, which is expected to be between January 15, 2003 and February 14, 2003, on a date determined by the Compensation Committee of our Board of Directors (or a subcommittee thereof), or a later date if we extend the Offer. We expect to distribute documentation evidencing the Replacement Award Grants within approximately six to eight weeks following the Replacement Award Grant Date.

Q3.
Which stock options may I exchange as part of this program?

A3.
We are offering to exchange stock options that are currently outstanding under any of our management compensatory stock incentive plans, including the Northwest Airlines Corporation 1990 Stock Option Plan, the Amended and Restated Northwest Airlines Corporation 1999 Stock Incentive Plan and the Northwest Airlines 2001 Stock Incentive Plan (formerly the 1994 Northwest Airlines Corporation Stock Incentive Plan) and that are held by officers and active non-officer management employees of Northwest.

Q4.
Do I have to exchange all of my unexercised Eligible Options in order to participate?

A4.
If you wish to accept this offer, you must exchange all of your Eligible Options, which may include options that have exercise prices below the current fair market value of the Company's common stock.

Q5.
How does the exchange offer work?

A5.
Beginning on December 13, 2002 and until 5 P.M. Central Time on January 14, 2003 (Expiration Date), you may decide to exchange all of your Eligible Options for a Replacement Award. For every two shares subject to option surrendered by an officer of Northwest, one share subject to option will be granted. For every three shares subject to option surrendered by an active non-officer management employee of Northwest, one phantom stock unit will be granted. No fractional amounts will be awarded. You must agree to exchange all of your Eligible Options in order to be eligible to receive a Replacement Award. The Stock Option Exchange Program does not affect any outstanding phantom stock unit awards or deferred stock awards.

Q6.
What if I am not currently vested in my options? Can I exchange them?

A6.
Yes. Your Eligible Options do not need to be vested in order for you to participate in the Offer. If you elect to participate in the Offer, however, you must exchange all of your Eligible Options, whether they are vested, unvested, or partially vested.

Replacement Stock Options

Q7.
How will the Replacement Options vest?

A7.
Each Replacement Option will be subject to a new vesting schedule under which the option will vest over four years in equal annual installments of 25% each, so long as you have been continuously employed by Northwest through the applicable vesting date. The four year vesting schedule will start on the Replacement Award Grant Date occurring in January or February 2003.

Q8.
What is the exercise price for the Replacement Options?

A8.
The exercise price of your Replacement Options will be the fair market value of our common stock on the Replacement Award Grant Date, which is expected to be between January 15, 2003 and February 14, 2003, on a date determined by the Compensation Committee of our Board of Directors (or a subcommittee thereof), or a later date if we extend the Offer. The fair market value of our common stock on the Replacement Award Grant Date will be the average of the opening and closing sales prices of our common stock as reported on NASDAQ on the Replacement Award Grant Date. We cannot guarantee that the Replacement Options will have a lower exercise price than the Eligible Options you surrender. Therefore, we recommend that you obtain current market quotations for our common stock before deciding whether to elect to participate in the Offer.

Q9.
How long is the option term?

A9.
All Replacement Options will have our standard option expiration term of ten years. If your employment with Northwest is terminated before the 10-year term expires, the option will generally terminate ninety (90) days after the termination of employment (or one (1) year following retirement) unless otherwise provided in the documentation pertaining to your Replacement Option.

Replacement Award—Phantom Units

Q10.
What are Phantom Stock Units?

A10.
A Phantom Stock Unit is a type of award for which the recipient is not issued actual shares of stock on the grant date but receives a bookkeeping account credited with a certain number of units which are economically equivalent to shares. The value of the account fluctuates over time based on the changes in the trading value of the stock price. Payments on these Phantom Stock Units will be made in cash on the dates they vest.

Q11.
How will the Phantom Stock Units vest?

A11.
Each Phantom Stock Unit award will have a new vesting schedule under which the phantom stock units subject to the award will vest over four years in equal annual installments of 25% each, so long as you have been continuously employed by Northwest through the applicable vesting date.

  The four year vesting schedule will start on the Replacement Award Grant Date occurring in January or February 2003.

Q12.
Why is there a different ratio of exchange for those receiving Replacement Options and those receiving Phantom Stock Units?

A12.
Unlike a stock option, a Phantom Stock Unit has no exercise price. Therefore, if you receive Phantom Stock Units in exchange for your Eligible Options, on each vesting date you will receive the full value of the Company's common stock for the vested portion of your award in cash less applicable withholding taxes at no cost to you. By contrast, if you receive Replacement Options for your Eligible Options, those options have value only if the fair market value of the Company's common stock exceeds the exercise price of the option. Upon your exercise of any vested Replacement Options, you must pay the exercise price to the Company as a condition of receiving shares. You may also pay a brokerage commission upon the sale of the shares. The economic value of an option to its holder is reduced by the cost of paying the exercise price and brokerage commissions. Accordingly, since the per share value is greater for one Phantom Stock Unit than it is for one Replacement Option, the Company has determined that, in fairness, a larger number of shares subject to any Eligible Option should be surrendered to receive one Phantom Stock Unit than should be required to receive one Replacement Option. The specific exchange ratio decided upon by the Company is that one Phantom Stock Unit will be issued for every three Eligible Options exchanged, and one Replacement Option will be issued for every two Eligible Options exchanged.

Exchanging Your Options

Q13.
What do I need to do to exchange my Eligible Options?

A13.
Beginning on December 13, 2002, you may complete the online Election Acceptance Form, which will be available to you online at http://www.nwapeople.nwa.com/Human_Resources/Misc/rdr_Option_Exchange.htm, and submit it electronically before 5 P.M. Central Time on January 14, 2003, or a later date if we extend the Offer. If you are unable to submit the Election Acceptance Form electronically, beginning on December 13, 2002, you may submit a hard copy of the Election Acceptance Form (which is posted on the website). To do so, you must submit your signed Election Acceptance Form to Michele Swanson, Director Compensation and HR Systems, via hand delivery, fax at (612) 726-3509, or overnight courier to Michele Swanson, Northwest Airlines, Dept A1420, 2700 Lone Oak Parkway, Eagan, Minnesota 55121. Your signed Election Acceptance Form must be received before 5 P.M. Central Time on January 14, 2003, or a later date if we extend the Offer. If you accept the Offer electronically via the online Election Acceptance Form, you will not need to submit a hard copy of the Election Acceptance Form.

Q14.
What is the deadline to elect to participate in the Offer?

A14.
You must submit your Election Acceptance Form by 5 P.M. Central Time on the Expiration Date, which is January 14, 2003, or a later date if we extend the Offer. Although we do not currently intend to do so, we may, in our discretion, extend the Offer at any time. If we extend the Offer, we will announce the extension no later than 9:00 a.m. Eastern Time on January 15, 2003.

Q15.
What will happen if I don't submit my election by the deadline?

A15.
If you miss this deadline, you cannot participate in the Offer.

Q16.
What if my employment terminates after the date that my Eligible Options are cancelled?

A16.
If your employment with Northwest terminates for any reason after your Eligible Options are cancelled and before the Replacement Award Grant Date, you will forfeit the Eligible Options you cancelled, and you will not receive any Replacement Award.

Making Your Decision

Q17.
How should I decide whether or not to exchange my stock options?

A17.
Your decision regarding exchanging your stock options is a very personal one. You may want to consider a variety of factors, including your personal financial goals and your expected tenure with Northwest. We strongly encourage you to speak to a financial advisor or tax professional before making your final decision. Northwest cannot provide advice to employees on whether or not to exchange stock options.

Q18.
How can I review my personal stock options?

A18.
You will be receiving an individual summary of your stock options by hand delivery, e-mail, or Fed Ex delivery on December 13 or shortly thereafter. If you do not receive your personalized summary, you should send an e-mail requesting your summary to exchangeoffer@nwa.com.

Q19.
Can I change my election?

A19.
Yes. You may change or withdraw your election at any time before 5 P.M. Central Time on the Expiration Date by submitting a Change in Election Form (which is posted on the website). You may withdraw your election by submitting a Change in Election Form electronically before 5 P.M. Central Time on January 14, 2003, or a later date if we extend the Offer. If you are unable to submit a Change in Election Form electronically, you may submit a hard copy of the form. To do so, you must submit your signed Change in Election Form to Michele Swanson, Director Compensation and HR Systems, via hand delivery, fax at (612) 726-3509, or overnight courier to Michele Swanson, Northwest Airlines, Dept A1420, 2700 Lone Oak Parkway, Eagan, Minnesota 55121. Your signed Election Acceptance Form or Change in Election Form, if any, must be received before 5 P.M. Central Time on January 14, 2003, or a later date if we extend the Offer. If you submit your election electronically via the online process, you will not need to submit a hard copy of the Change in Election Form.

Q20.
How many times may I change my mind?

A20.
There is no limit to the number of times you can change your election prior to the deadline. However, the last Election Acceptance Form or Change in Election Form you submit prior to the deadline will be the election that governs your election.

Q21.
What if I don't accept this offer?

A21.
This Offer is completely voluntary. You do not have to participate, and there are no penalties for electing not to participate in this Offer. You may either keep your current Eligible Options at their current exercise prices or surrender your Eligible Options in exchange for Replacement Awards, which will be granted on the Replacement Award Grant Date. If you do not elect to participate, your outstanding options will continue under the terms and conditions under which they were granted.

QuickLinks

  Exhibit (a)(viii)
Northwest Airlines Corporation Stock Option Exchange Program: Frequently Asked Questions
How the Stock Option Exchange Program Works
Replacement Stock Options
Replacement Award—Phantom Units
Exchanging Your Options
Making Your Decision